Rec'd 1/4/06

2/9/06 AC

06002106

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WallStreet Electronica, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5201 Blue Lagoon Drive, Sutie 250
(No. and Street)

Miami, Florida 33126
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Francisco Otalvaro 888-925-5783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen R. Rotroff, CPA, P. A
(Name – if individual, state last, first, middle name)

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/10/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Francisco Otalvaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WallStreet Electronica, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

12/28/2005

Notary Public

RICARDO A. ROSALES
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD233046
EXPIRES 7/16/2007
BONDED THRU 1-888-NOTARY1

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2005
AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANT

WALLSTREET ELECTRONICA, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

TABLE OF CONTENTS

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

Stockholders
WallStreet Electronica, Inc.

I have audited the accompanying statement of financial condition of WallStreet Electronica, Inc. as of September 30, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WallStreet Electronica, Inc. at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, the computation of net capital and the computation of aggregate indebtedness, as of September 30, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen R. Rotroff, CPA, P.A.

December 15, 2005

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 886.220.7648 (F) srotroffcpa@bellsouth.net

WALLSTREET ELECTRONICA
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents	$	64,419
Good faith deposit held by clearing agent		128,578
Receivables from clearing broker		100,467
Furniture, equipment and leasehold improvements net of accumulated depreciation of $38,012		31,945
Total assets	$	325,409

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	39,152
Income taxes payable		7,500
Accounts payable to related party		5,000
Total liabilities		51,652
Stockholders' equity:		
Common stock, par value $.001, 1,000 issued and outstanding		1
Additional paid-in capital		238,597
Retained earnings		35,159
Total stockholders' equity		273,757
Total liabilities and stockholders' equity	$	325,409

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2005

REVENUES:	
Commissions and fees	$ 2,437,586
Management and related fees	178,586
Interest and dividends	49,647
Investment and trading	150,648
Unrealized Gain/(Loss)	13,911
Total revenue	2,830,378
EXPENSES:	
Commissions and fees	1,415,944
Other operating costs	640,663
Compensation	407,640
Clearing costs	209,466
Telephone and communications	48,087
Licenses and registrations	51,872
Quotation and research	20,056
Total expenses	2,793,728
Net income before income taxes	36,650
Provision for income taxes	7,500
Net income	$ 29,150

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA
STATEMENT OF STOCKHOLDERS' EQUITY AND RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Capital Stock		Additional	Retained	Total Stockholders'
	Shares	Amount	Paid-In Capital	Earnings	Equity
Balance, October 1, 2004	1,000	$ 1	$ 141,597	$ 6,009	$ 147,607
Capital contributions	-	-	97,000	-	97,000
Net income	-	-	-	29,150	29,150
Balance, September 30, 2005	1,000	$ 1	$ 238,597	$ 35,159	$ 273,757

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

Operating activities:	
Net income	$ 29,150
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	13,992
Changes in assets and liabilities:	
Receivables from clearing broker	(85,665)
Good faith deposit held by clearing broker	(21,947)
Accounts payable and accrued expenses	(69,098)
Income taxes payable	3,600
Net cash used in operating activities	(129,968)
Cash flow from financing activities:	
Capital contributions	97,000
Net cash used during the year	(32,968)
Cash at the beginning of the year	97,387
Cash at the end of the year	$ 64,419
Supplemental information:	
Income taxes paid during the year	$ 6,591
Interest paid during the year	$ -

The accompanying notes are an integral part of these financial statements.

WALLSTREET ELECTRONICA, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Wallstreet Electronica, Inc. (the "Company") was incorporated on August 14, 1997 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers ("NASD").

The Company operates three offices in Miami and Coral Gables, Florida. The Company provides web-based internet brokerage services to individuals and corporate customers, and it also provides support to stock brokers, investment advisors, money managers and financial institutions that need web-based handling of their transactions for their clients. The Company uses the technology of Broker WebStation, Inc., (a related party company), and BellSouth/IBM e-commerce to offer web hosting services and internet data circuits to its customers. The Company is an introducing broker-dealer and cleared its trades through ADP Clearing and Outsourcing Services (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Receivables from clearing broker – Receivables from clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts to actual collections, as necessary.

Good faith clearing deposit held by clearing agent – The Company's Clearing Broker holds a good faith deposit that it may use to cover any securities transactions that do not close. The good faith deposit is comprised of marketable securities and cash. The marketable securities represent treasury notes held for trading purposes. Marketable securities are recorded at fair value and investment income is recorded in earnings as incurred.

Property and equipment – Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over three to five years. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

Securities transactions - Securities transactions are recorded on a trade date basis.

Advertising – Advertising is expensed as incurred.

WALLSTREET ELECTRONICA, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2005

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes – The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

3. RELATED PARTY TRANSACTIONS

During the year ended September 30, 2005, the Company paid a company owned by one of its stockholders, approximately $183,000 for technical services and accrued $5,000 as a payable for those same services. The accrued expense is shown on the accompanying financial statements as accounts payable to a related party.

4. GOOD FAITH DEPOSIT

The Company has agreed to maintain a good faith deposit of approximately $125,000 with the Clearing Broker. As of September 30, 2005, the Company had deposited $2,115 in cash and $126,463 in marketable securities with the Clearing Broker in the good faith deposit account. Income earned on the marketable securities is recorded as interest income.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at September 30, 2005:

Leasehold improvements	$ 66,000
Equipment	3,957
	69,957
Less accumulated depreciation	(38,012)
	$ 31,945

Depreciation recorded for the year ended September 30, 2005 was $13,992.

5. INCOME TAXES

Income taxes have been calculated at the effective rates as of September 30, 2005 for federal and state obligations. The effective rate is 20% after giving affect to the state tax deducted from the federal obligation.

6. CONTINGENCIES

The Company has been named in certain matters brought before the NASD filed by clients of its correspondents in the normal course of business. All matters have been resolved as of September 30, 2005, but other actions may be brought by clients and/or clients of correspondents in the future. Management intends to fight all claims vigorously should any be brought forth, and management believes it carries sufficient errors and omission insurance and a fidelity bond to cover contingencies.

CONCENTRATION OF BUSINESS AND CREDIT RISK

One correspondent accounted for approximately 9% of the Company's revenue and approximately 15% of the commissions paid by the Company during the year ended September 30, 2005.

From time to time the Company may have cash deposits with its banks or its clearing broker that exceed levels insured by the banks and clearing broker. However, management of the Company believes the money to be secure.

WALLSTREET ELECTRONICA, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
SEPTEMBER 30, 2005

7. OFF-BALANCE-SHEET RISK AND LOSS ON TRANSACTION

The Company's customer activities handled through the Clearing Broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. Management of the Company has developed a multiple management and risk control system that management believes minimizes the off-balance-sheet risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules, which requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At of September 30, 2005, the Company's net capital was $233,137 as defined by the SEC, which was $228,137 in excess of its minimum net capital requirement of $5,000, which amount was greater than 6 2/3% of aggregate indebtedness ($3,440). The Company's percentage of aggregate indebtedness to net capital was approximately 22%.

9. RECONCILIATION OF NET CAPITAL

The differences in the net capital computation shown on the Company's September 30, 2005 FOCUS IIA is shown in the attached required supplemental information to the audited financial statements. The difference in aggregate indebtedness results from audit adjustments to record additional accounts payable and accrued expenses and to reduce the income tax payable at September 30, 2005.

REQUIRED SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of September 30, 2005

WALLSTREET ELECTRONICA, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2004

Calculation of Net Capital:

Total stockholders' equity	$	273,757
Adjustments to deduct non-allowable assets:		
Petty cash		(200)
Furniture, equipment and leasehold improvements, net		(31,945)
Net capital before haircuts on securities positions		241,612
Adjustment for fidelity bond		(5,000)
Haircuts on securities positions:		
U. S. Treasury Notes		(3,475)
Net capital	$	233,137

Computation of basic net capital:

Net capital	$	233,137
Less: minimum net capital based on the lesser of $5,000 or 6 2/3% of aggregate indebtedness		(5,000)
Excess net capital	$	228,137

Reconciliation with Company's Calculation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS Report	$	253,753
Audit adjustments:		
Difference in aggregate indebtedness resulting in an increase in accounts payable due to audit adjustment for invoices		(30,606)
Difference in aggregate indebtedness resulting from a reduction in federal and state taxes payable		9,990
Net capital per above	$	233,137

WALLSTREET ELECTRONICA, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2004

CALCULATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 39,152
Income tax payable	7,500
Accounts payable related party	5,000
Total aggregate indebtedness	$ 51,652
Percentage of aggregate indebtedness to net capital	22%
6 2/3% of aggregate indebtedness	$3,440

STEPHEN R. ROTROFF, CPA, P. A.
Certified Public Accountant and Consultant

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
WallStreet Electronica, Inc.

In planning and performing my audit of the financial statements of WallStreet Electronica, Inc. (the "Company") for the year ended September 30, 2005, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

940 Centre Circle, Suite 2005, Altamonte Springs, FL 32714
407.774.2044 (O) 321.578.0050 (C) 886.220.7648 (F) srotroffcpa@bellsouth.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stephen R. Rotstoff, CPA, P.A.

December 15, 2005